

A LETTER TO THE STOCKHOLDERS OF BOX, INC.

May 10, 2021

Dear Fellow Stockholders,

Starboard Value LP (together with its affiliates, "Starboard" or "we") currently owns approximately 8.0% of the outstanding common stock of Box, Inc. ("Box" or the "Company"), making us one of the Company's largest stockholders. We have been stockholders for over two years, and our interests are directly aligned with yours. Our goal is to help drive significant value creation for the benefit of all Box stockholders following years of substantial underperformance.

Starboard has a long and successful history of investing in underperforming companies in the technology sector and helping these companies to drive significant operational, financial, and strategic improvements. We originally invested in Box due to the Company's strong market position as the best-of-breed solution in cloud content management, as well as its significant valuation discount to peers due to years of missed expectations, poor results, and generally poor governance. Our investment thesis focused on a clear opportunity to drive profitable growth, improved capital allocation, and enhanced governance in order to address the significant valuation gap between Box and its closest peers. Unfortunately, despite repeated promises by management and the Board to address these issues over the past two years and to create shareholder value, performance has not sufficiently improved and Box is still deeply undervalued versus its peers. In fact, the valuation gap has further widened during this time.

We believe opportunities for improvement still exist today, and our goal is to work with Box to help the Company finally deliver on its promises. As we stated in our May 3rd letter to stockholders, we have been privately communicating with the Board and management team for the past two years, during which time we have highlighted our concerns and perspectives regarding a litany of issues and opportunities. Despite our efforts to engage constructively, not enough progress has been made to put Box on a better path. To make matters worse, the Company has made several poor capital allocation decisions, including its recent entry into a financing transaction that we believe serves no business purpose and was done in the face of a potential election contest with Starboard at the 2021 Annual Meeting of Stockholders (the "Annual Meeting") in order to "buy the vote" and dilute the voice of common stockholders. This transparent act of entrenchment by the Board should not go unchecked and we believe indicates a clear need for common stockholders to strongly unite with a louder voice to protect the stockholders.

While last year we were pleased to reach agreement on the appointment of two new independent director candidates, it is now clear that those appointments have not created enough change. We believe our continued involvement is critical to ensure that Box has the appropriate oversight to help guide the Company through a transformation to become a best-in-class software company.

Therefore, in accordance with the Company's governance deadlines and in order to preserve our rights as stockholders, we have delivered a formal notice to Box nominating four highly qualified director candidates (the "Nominees") for election to the Board at the Annual Meeting.

When evaluating potential director candidates, we looked to craft a diverse slate of directors who have a set of skills and backgrounds that, in the aggregate, provide expertise that we believe will be additive to the Board. As you can see from our Nominees' detailed biographies in the following pages, these extremely impressive director candidates have backgrounds spanning operations, finance, private equity, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance.

As a group, our Nominees have substantial and highly successful experience across the technology industry. Collectively, they have decades of experience as CEOs, senior executives, board chairs, and directors of well-performing technology companies. We are confident you will find the slate of professionals we are nominating to be incredibly well-qualified to serve as directors of Box. Most importantly, this group of Nominees, if elected, is prepared to serve the stockholders of Box and ensure that the interests of all stockholders are of paramount importance.

As we stated in our prior letter, we have attempted to engage with the Board constructively and in good faith, in hopes of reaching an acceptable outcome so that we can work together to represent the best interests of all stockholders. While the Board has thus far refused our attempts to work together, we remain open-minded about reaching a mutually agreeable solution with Box and will continue our dialogue with the Company.

Our goal is to represent the best interests of all stockholders, and we believe that our Nominees have the experience and track record to drive the much needed oversight and accountability at Box that will put the Company on a path to significant long-term value creation. Over the coming weeks and months, we intend to share our detailed views on, and plans for, Box, and we look forward to engaging with you as we approach the Annual Meeting.

Thank you for your consideration and support.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard's Nominees (in alphabetical order):



Deborah S. Conrad

- Ms. Conrad previously served as Corporate Vice President and Chief Marketing Officer at Intel Corporation. Ms. Conrad had an extensive career spanning 27 years at Intel, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management, and business development.
- Ms. Conrad currently serves as the Interim Chief Marketing Officer at NovaSignal, a medical technology company, as an Executive Advisory Board Member for BioIQ, a healthcare technology company, and as a Strategic Advisor at Grand Rounds, a healthcare technology company.
- Ms. Conrad also has extensive private board experience, having previously served on the Board of Directors of the Intel Foundation, a private corporate foundation established by Intel, and Samasource (n/k/a Sama), a data production company for artificial intelligence and machine learning, among others.



Peter A. Feld

- Mr. Feld is a Managing Member and Head of Research at Starboard Value LP. Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld currently serves as Chair of GCP Applied Technologies and a director of NortonLifeLock and Magellan Health.
- Mr. Feld previously served as a director of AECOM, Marvell Technology, Brink's, Insperity, Darden Restaurants, and Integrated Device Technology, among others.



John R. McCormack

- Mr. McCormack previously served as CEO of Websense, both while it was publicly traded and following a take-private transaction by Vista Equity, and led the company through a successful sale to Raytheon.
- Mr. McCormack previously served as the Chair and CEO of AppRiver and as the Chair and Interim CEO of Fidelis Cybersecurity.
- Mr. McCormack currently serves as a director of Ping Identity and a director of Forcepoint, a privately held company. He is also an Operating Partner at TELEO Capital Management.



Xavier D. Williams

- Mr. Williams currently serves as CEO and a director of American Virtual Cloud Technologies, a leading publicly traded cloud communications and information technology services provider.
- Mr. Williams previously had an extensive career spanning almost 30 years at AT&T, culminating in his role as President of AT&T's Public Sector & First Net.
- At AT&T, he served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, including previous roles as President of Business Operations, President of Global Public Sector & Wholesale Markets, and President of Government Solutions & National Business, among others.